Exhibit 15

Letter Re: Unaudited Financial Information

Audit Committee of the
Board of Directors
TRW Inc.

We are aware of the incorporation by reference in the following registration statements and in the related prospectuses of our report dated April 18, 2001 and July 19, 2001 relating to the unaudited consolidated interim financial statements of TRW Inc. that are included in its Forms 10-Q for the quarters ended March 31, 2001 and June 30, 2001.

Form S-3	333-89133
Form S-3	333-48443
Form S-8	333-61198
Form S-8	333-61192
Form S-8	333-36052
Form S-8	333-27003
Form S-8	333-27001
Form S-8	333-20351
Form S-8	33-53503
Form S-8	33-29751
Form S-8	2-90748
Form S-8	2-64035

/s/ Ernst & Young LLP

July 31, 2001
Cleveland, Ohio